Filed pursuant to Rule 253(g)(2)

File No. 024-11416

SUPPLEMENT DATED SEPTEMBER 16, 2022

TO OFFERING CIRCULAR DATED AUGUST 31, 2021

STARTENGINE COLLECTIBLES FUND I LLC

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

(949) 415-8730

www.startengine.com

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular contained in the Post-Qualification Amendment No. 13 of StartEngine Collectibles Fund I LLC qualified on September 6, 2022.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1841003/000110465922095222/tm2224613d1_partiiandiii.htm

The purpose of this supplement is to:

•	increase the minimum subscription amounts for Series Watch #SCHWARZENEGGER, Series Art #DALI and Series Comics #HULK181 effective as of September 16, 2022.
•	the Company is selling its securities in Washington.

As a result, the Company amends and restates the relevant three rows in the Series Offering Table in its Offering Circular as follows:

Series Name	Underlying Asset(s)	Offering Price per Share	Offering Size	Minimum / Maximum / Membership Interests Outstanding(2)	Minimum Subscription Amount	Initial Qualification Date(3)	Opening Date (4)	Closing Date	Status
Series Watch #SCHWARZENEGGER	Audemars Piguet, Royal Oak Offshore Chronograph "Arnold Schwarzenegger" reference 26007BA.OO.D088CR.01 A 18k yellow gold automatic chronograph wristwatch with date, circa 2004	$5.00	$66,480.00	10,636 /13,296	$100.00	4/8/2022	4/8/2022	*	Open
Series Art #DALI	Salvador Dali, Cavaliers sur la plage (recto), Equisse d'un chevalier avec lance (verso), 1937, gouache, pen and brush, and India ink on light brown paper (recto), pen and India ink (verso), 30 7/8 x 22 7/8 inches	$10.00	$159,600.00	12,768 /15,960	$100.00	6/8/2022	6/8/2022	*	Open
Series Comics #HULK181	Incredible Hulk #181, Marvel Comics, November 1974, CGC 9.8	$9.00	$100,800.00	8,960 /11,200	$144.00	6/8/2022	6/8/2022	*	Open

*This series offering has not yet closed as of the date of this Offering Circular.

(1)	The series will purchase the underlying asset from the Manager (StartEngine Assets) pursuant to a purchase agreement, a form of which is included as Exhibit 6.1 to this offering statement of which this Offering Circular forms a part, and as described further under “The Company’s Business – Asset Acquisition”).

(2)	For open offerings, each row states, with respect to the given offering, the minimum and maximum number of interests offered. For offering in which there was an initial closing, we also include the number of interests sold as of the date of this offering circular. For closed offerings, each row states the actual number of interests sold.

(3)	For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.

(4)	For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

As a result, the Company amends and restates “Plan of Distribution and Selling Securityholders – Plan of Distribution” as follows:

Plan of Distribution

We are offering, on a best efforts basis, the shares (consisting of membership interests) of each of the series of our company in the “Series Offering Table” beginning on page 9 of this Offering Circular. The offering price for each series was determined by our Administrative Manager.

The minimum subscription by an investor is listed in the “Series Offering Table” and the maximum subscription by any investor is for interests representing 5% of the total interests of a particular series, although such minimum and maximum thresholds may be waived or modified by our Administrative Manager in its sole discretion.

For up to the first thirty days of an offering of a series, the Administrative Manager may choose, in its sole discretion, to open the offering of a series exclusively to members of the StartEngine OWNers bonus program. During this period, the entire offering of a series will be available to be purchased exclusively to members of the StartEngine OWNers bonus program. The StartEngine OWNers bonus program is a voluntary membership program offered by StartEngine Crowdfunding, Inc., whereby any member may get access to certain perks and benefits of offerings taking place through the StartEngine Platform. Further, membership does not create any requirements or obligations for members other than payment of the annual fee. Members enroll in the program for an annual fee of $275. Membership will auto renew every year. A member of the program can cancel their membership at any time. Once the member cancels, their membership will expire on the next anniversary of their membership. For purposes of an offering of a series where the Administrative Manager makes the offering exclusive to members for a period of time, any person who is a member of the StartEngine OWNers bonus program at the time of investment would be determined to be eligible to invest as a member of the OWNers bonus program.

There will be a separate closing with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of shares offered for a series have been accepted or (ii) a date determined by our Administrative Manager in its sole discretion, provided that subscriptions for the minimum number of shares offered for a series have been accepted. If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by the Administrative Manager in its sole discretion, or (ii) any date on which our Administrative Manager elects to terminate the offering for a particular series in its sole discretion. In the case where the company enters into a purchase option agreement, an offering may never be launched, or a closing may not occur, in the case the company does not exercise the purchase option before the purchase option agreement’s expiration date, or the expiration date is not extended.

StartEngine Assets LLC (our Managing Member and Administrative Manager) may purchase shares offered in a series’ offering for the same price as all other investors, subject to the same minimum and maximum investment thresholds as other investors in that offering, although such minimum and maximum thresholds may be waived or modified by StartEngine Assets in its sole discretion.

The company is initially offering its securities in all states other than Florida. The company may choose to make the appropriate filings to become an “issuer-dealer” in these states, or to record company officers as agents, in which case it will start to sell in those states. In the event the company makes arrangements with a broker-dealer (including an affiliated broker-dealer) to sell into these or other states, it will file a Supplement to this Offering Circular.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the startengine.com website.